Wilson Sonsini Goodrich & Rosati Professional Corporation 900 South Capital of Texas Highway Las Cimas IV, Fifth Floor Austin, Texas 78746-5546 o: 512.338.5400 F: 866.974.7329

March 13, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:                  Sarah Sidwell

            Jay Ingram

Re:	Nuburu, Inc.
Registration Statement on Form S-1
Filed February 7, 2023
File No. 333-269610

Ladies and Gentlemen:

On behalf of our client, Nuburu, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 6, 2023, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on February 7, 2023 (the “Registration Statement”).

The Company has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this letter via EDGAR correspondence.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Unless otherwise indicated, all page references in the response set forth below are to the pages of Amendment No. 1 as filed on EDGAR. Terms not otherwise defined in this letter have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-1 filed February 7, 2023

General

1.

Revise your prospectus to disclose the price that each selling securityholder paid for the securities and/or shares being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

AUSTIN        BEIJING        BOSTON         BOULDER        BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SALT LAKE CITY        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Securities and Exchange Commission

March 13, 2023

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on the cover page and on page 49 of Amendment No. 1.

Cover Page

2.	For each of the securities and shares being registered for resale, disclose the price that the selling securityholders paid for such securities and shares.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on the cover page accordingly.

3.

We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all or most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on the cover page accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 81

4.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on pages 54 and 78-80 of Amendment No. 1.

We also direct the Staff to the discussion in the Risk Factors titled “We received fewer proceeds from the Business Combination than we initially anticipated. We will require additional capital to finance our operations and implement our business plan and strategy and if we are unable to raise such capital when needed, or on acceptable terms, that could have a material adverse effect on our ability to meet our financial obligations and support continued growth and development” beginning on page 10 of Amendment No. 1.

5.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that holders of a significant percentage of your outstanding shares will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on the cover page and on page 79 of Amendment No. 1.

Securities and Exchange Commission

March 13, 2023

We also direct the Staff to the discussion in the Risk Factor titled “The sale of the Securities registered for resale in this prospectus and future sales of substantial amounts of our Common Stock or Public Warrants in the public markets, or the perception that such sales could occur, could cause the market price of our Common Stock and Public Warrants to drop significantly, even if our business is doing well, and certain Selling Securityholders still may receive significant proceeds” beginning on page 48 of Amendment No. 1.

6.

We note that holders of Preferred Stock have the right to redeem their shares with the company or convert to common stock 2 years after the closing date of the business combination. Please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your Preferred Stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on pages 79 and 80 of Amendment No. 1.

We also direct the Staff to the discussion contained in the Risk Factor titled “The redemption of our Preferred Stock may require a significant amount of cash and may result in adverse tax consequences” beginning on page 44 of Amendment No. 1.

*        *         *

Please direct any questions regarding the Company’s responses to me at (512) 338-5400 or bdillavou@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Brian Dillavou
Brian Dillavou

cc:	Mark Zediker, Nuburu, Inc.

  Brian Knaley, Nuburu, Inc.